Exhibit 99.1

Alpha Tau Medical to Participate in September Investor Conferences

JERUSALEM, August 24, 2023 (GLOBE NEWSWIRE) -- Alpha Tau Medical Ltd. ("Alpha Tau", or the “Company”) (NASDAQ: DRTS, DRTSW), the developer of the innovative alpha-radiation cancer therapy Alpha DaRT™, today announced that management will participate in the following investor conferences.

Event:	Citi’s 2023 Annual BioPharma Conference
Format:	1-on-1 meetings
Date:	September 6th, 2023
Location:	Boston, MA

Event:	Emerging Growth Conference
Format:	Company presentation and 1-on-1 meetings
Date:	September 7th, 2023
Time	2:20 – 2:50 PM ET
Location:	Virtual

Event:	Cantor Fitzgerald Global Healthcare Conference
Format:	Fireside chat and 1-on-1 meetings
Date:	September 27th, 2023
Time:	3:35 – 4:05 PM ET
Location:	New York, NY

Please reach out to your Citi and Cantor representatives to schedule, and register here to ensure you are able to attend the Emerging Growth conference and receive any updates that are released.

https://goto.webcasts.com/starthere.jsp?ei=1603285&tp_key=ab3efc5870&sti=drts

If attendees are not able to join the Emerging Growth Conference live on the day of the conference, an archived webcast will also be made available on EmergingGrowth.com and on the Emerging Growth YouTube Channel, http://www.YouTube.com/EmergingGrowthConference.

About Alpha Tau Medical, Ltd.

Founded in 2016, Alpha Tau is an Israeli medical device company that focuses on research, development, and potential commercialization of the Alpha DaRT for the treatment of solid tumors. The technology was initially developed by Prof. Itzhak Kelson and Prof. Yona Keisari from Tel Aviv University.

Investor Relations Contact:
IR@alphatau.com